UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number 001-38079

UROGEN PHARMA LTD.

(Translation of registrant’s name into English)

9 Ha’Ta’asiya Street

Ra’anana 4365007, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Appointment of Dr. Fred Cohen to the Board

On May 16, 2017, UroGen Pharma Ltd. (the “Company” or the “Registrant”) announced that on May 15, 2017, the Board of Directors (the “Board”) of the Company determined to fill a vacancy on the Board, and to appoint, effective immediately, Dr. Fred Cohen to serve as a director of the Company. Dr. Cohen will also serve on the Board’s Compensation, Nominating and Corporate Governance Committee.

Dr. Cohen is a Senior Advisor to TPG Capital, where he served for over 15 years as a Partner, and founder of TPG Biotechnology, a life science focused venture capital fund. In addition, for over two decades throughout his career, Dr. Cohen has been affiliated with UCSF where he held various clinical responsibilities, including as a research scientist, an internist for hospitalized patients, a consulting endocrinologist, and the Chief of the Division of Endocrinology and Metabolism. Dr. Cohen received his BS degree in Molecular Biophysics and Biochemistry from Yale University, his D.Phil. in Molecular Biophysics from Oxford on a Rhodes Scholarship, and his MD from Stanford. Dr. Cohen currently serves on the Board of Directors of several biotechnology and pharmaceutical companies.

The Board determined that Dr. Cohen meets the independence requirements of the Securities Exchange Act of 1934, as amended, and NASDAQ Listing Rules, and meets the standards of the NASDAQ Listing Rules for membership on the Compensation, Nominating and Corporate Governance Committee. The appointment of Dr. Cohen by the Board was in accordance with Article 15.5 of the Company’s Articles of Association, and Dr. Cohen was appointed to serve as a director of the Company until the next annual shareholders’ meeting.

Articles of Association

The Company’s Articles of Association were amended and restated on May 9, 2017, upon the closing of the Company’s initial public offering, and are attached hereto as Exhibit 3.1 and incorporated by reference into this report on Form 6-K.

Exhibits

3.1	Articles of Association of UroGen Pharma Ltd., effective May 9, 2017

99.1	Press Release, dated May 16, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UROGEN PHARMA LTD.

May 18, 2017	By:	/s/ Gary S. Titus
Gary S. Titus
Chief Financial Officer